VIA EDGAR

July 17, 2024

Division of Corporation Finance

Office of Real Estate & Construction
Securities and Exchange Commission

100 F Street, N.E.
Washington, DC 20549

Re:	Triple Flag Precious Metals Corp.
Form 40-F for the Fiscal Year Ended December 31, 2023
File No. 001-41484

To Whom It May Concern:

Triple Flag Precious Metals Corp. (“Triple Flag”) is in receipt of the comment letter from the Staff of the Securities and Exchange Commission, dated July 11, 2024, regarding Triple Flag’s annual report on Form 40-F for the fiscal year ended December 31, 2023.

The comment letter requests that we respond within ten business days of the date of the letter or inform the Staff when we will respond. As discussed with the Staff, we are respectfully requesting an extension to respond by no later than August 15, 2024.

If the Staff of the Commission has any questions, please contact Christopher R. Bornhorst, Esq. of Torys LLP at (212) 880-6047 or cbornhorst@torys.com.

Sincerely,

TRIPLE FLAG PRECIOUS METALS CORP.

By:	/s/ Sheldon Vanderkooy
Name: Sheldon Vanderkooy
Title: Chief Financial Officer

cc:	Christopher R. Bornhorst, Esq.
Torys LLP